EXHIBIT 99.2

EXPERT CONSENT

I hereby consent to the use of my name and reference to my name and my “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” dated as of February 20, 2012 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in my Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Hassan Ghaffari, P.Eng.

Hassan Ghaffari, P.Eng.

March 12, 2012

EXPERT CONSENT

I hereby consent to the use of my name and reference to my name and my “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” dated as of February 20, 2012 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in my Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/   Jianhui (John) Huang, P.Eng.

Jianhui (John) Huang, P.Eng.

March 12, 2012

EXPERT CONSENT

I hereby consent to the use of my name and reference to my name and my “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” dated as of February 20, 2012 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in my Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Sabry Abdel Hafez, Ph.D., P.Eng.

Sabry Abdel Hafez, Ph.D., P.Eng.

March 12, 2012

EXPERT CONSENT

I, Anna Siepka, on behalf of Wardrop, a Tetra Tech Company (the “Company”) hereby consent to the use of the Company’s name and to references to the Company’s name and the “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” dated as of February 20, 2012 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in the Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on  Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Anna Siepka

Anna Siepka

March 12, 2012